Exhibit 11.1

Statement Regarding Computation

of Net Income per Share
	Year ended December 31,
	2001	2000	1999

Net income	$2,612,000	$3,787,000	$2,725,000
Basic and diluted net income per share	$1.33	$1.91	$1.33
Weighted average number of common shares outstanding	1,968,755	1,983,611	2,055,982

Note: Share and per share amounts adjusted for 20% stock dividend paid February 16, 2001